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                                                                     Exhibit 19


                                    AGREEMENT
                                    ---------


         AGREEMENT ("Agreement") dated effective January 1, 1996 by and between SHOREWOOD PACKAGING CORPORATION, a DELAWARE corporation ("Shorewood") and KAMSKY ASSOCIATES, INC., a NEW YORK corporation, ("KAI").

         It is hereby agreed as follows:


         1.       OBJECTIVE

                  (a) It is Shorewood Packaging Corporation's ("Shorewood") objective to command a substantial share of the Chinese printing and packaging industry by building and operating one or more plants in the Peoples' Republic of China ("China") to support key international companies currently operating in China as well as developing high quality domestic consumer product industry.

                  (b) Kamsky Associates, Inc. ("KAI") is well positioned to assist Shorewood in formulating the appropriate market strategy with which to reach this objective.

         2.       MARKET ENTRY STRATEGY

                  (a) KAI shall focus on identifying and qualifying one or more projects, either majority owned joint ventures or wholly foreign owned ("Project[s]") in strategic locations in China. The decision to proceed with a joint venture and the terms of any joint venture shall be determined solely by Shorewood and its joint venture partner.

                  (b) The time frame for the implementation for this strategy would be set in consultation with Shorewood. However, given that Shorewood's objective is to command a majority market share, KAI believes that current growth in the printing and packaging industry would warrant that this time frame be minimized.

                  (c) At present, a number of key international players are extending their activities in China to service the growing number of companies, particularly foreign-invested enterprises, in China which require high quality packaging. To serve as an example, one major Australian printing packaging firm entered the Chinese market to support important customers such as Mars Inc. and Walls Ice-cream, which have already set up manufacturing facilities in Beijing. The company has recently finished construction of a wholly owned factory in southern Beijing, which is additional to operating joint ventures in Qingdao and Beijing. As a further response to customer demand, it is understood that this company has already taken concrete steps to expand its presence to the Shanghai region.


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                  (d)     Another strategic consideration is the recent change
                  in tax laws in China, which will affect to a certain degree the environment in which future foreign investors must operate. As part of China's compliance with national treatment requirements for entry to GATT and the World Trade Organization, China's executive Vice Premier in charge of the Economy, Mr. Zhu Rongji, has recently announced that China will phase out tax exemptions for capital equipment imports by foreign-invested enterprises from January 1, 1996. This new policy will increase the market entry price for foreign firms considerably, especially those in technology and equipment-intensive industries. However, companies which have registered their projects with government authorities by this date will not be affected.

                  (e) KAI, with its considerable experience in China, will use its best efforts on Shorewood's behalf to find a creative mechanism to try to avoid or lessen the impact of the new policy on the company's planned investments.

                  (f) On the basis of current knowledge, KAI would recommend Shorewood to consider five cities as possible locations for the Project(s). KAI would classify these cities as "priority" and "secondary" targets.

                  (g) The three "priority" cities of Tianjin, Shanghai, and Guangzhou provide Shorewood with strategic China-wide coverage. The "secondary" cities of Chengdu and Dalian have the advantage of allowing Shorewood to support specialist markets in those regions. KAI has extensive experience in working in each of these cities.

                  (h) Tianjin. Tianjin, a two hour drive to the east of Beijing, is a major port city which has attracted substantial foreign investment over the last few years, including major existing and potential Shorewood customers such as Motorola, Eastman Kodak, Heinz, Seagram and Samsung. Tianjin and its locality provide a strong customer base for a potential Shorewood venture. An excellent potential site for a Project is the Tianjin Economic-Technological Development Area (TEDA), the management of which KAI has had extensive dealings. A number of foreign companies have successfully established wholly foreign owned ventures in TEDA, and several Chinese printing and packaging companies, which may prove to be desirable joint venture partners, are also established in the Area. TEDA provides investors with preferential tax treatment.

                          Tianjin is linked with China's Northeast by the
                  Beijing-Shenyang Railway line, allowing access as far north as Jilin and Heilortgjiang Provinces. There are rail, road and air links with Beijing and the surrounding areas of Shandong, Hebei and Shanxi. As such, a Tianjin based venture would not only be close to major potential and current customers, but also can conveniently service the northern and north east China markets.

                  (i) Shanghai. Shanghai is one of China's economically most dynamic cities. Many world renowned multinationals have been attracted to the city, including


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                  existing and potential Shorewood customers as Gillette, 3M,
                  Xerox, Johnson & Johnson and Lux. In addition, Shanghai has an extremely well developed light and chemical industry sector, with companies such as BASF, Du Pont, Ciba Geigy and SICPA well represented. The city provides for strong support form raw material and printing suppliers. KAI would consider the Taopu Chemical Industry Area or the Pudong Development zone as two of a number of potential sites for a Shanghai venture.

                           Shanghai is connected to an east-west railway line
                  reaching as far as Xi'an and ultimately Urumugi in Xinjiang Province. Shanghai is also China's major port connecting the city with international and domestic shipping lines. Furthermore, inland China can be accessed via the Yangtze River.
                           The city also has an excellent airport facility. A
                  second airport is planned for Shanghai to cover strong demand for cargo transport. As such this city is an excellent location from which to service China's eastern seaboard and the Provinces of Shaanxi, Hubei, Sichuan, Jiangxi and Anhui.

                  (j) Guangzhou. Guangzhou is situated in the center of the Pearl River Delta, the fastest growing region in China. This area attracts one third of all foreign investment into China, sourced from Hong Kong, the overseas Chinese communities of Sough East Asia as well as the West. The region is a center for the computer and compact Disk manufacturing industries, as well as consumer electricals.

                           In addition to heavy investment in the food and
                  beverage industries, pharmaceuticals, cosmetics, electric and other consumer items, the Province is supplying the needs of the tobacco industry. Indeed, a new cigarette filter manufacturing joint venture is currently being established in the neighboring city of Zhuhai.

                          Guangzhou is linked to Hong Kong by rail, road and
                  air. The cities of Guizhou and Kunming, centers of the major tobacco manufacturing regions of Guangxi and Yunnan, are all accessible by rail and air from Guangzhou. Excellent road links also exist between Guangzhou and Fujian Province.

                  (k) Chengdu. Chengdu is the capitol city of Sichuan Province and is the hub of the tobacco industry in China. A venture established in this town would strategically position Shorewood vis-a-vis this industry which is, although nationwide, concentrated in Sichuan, Yunnan and Guizhou.

                          There are a number of additional advantages to
                  investing in this inland Provincial capitol. There are strong discrepancies in economic growth and living standards between the coastal and inland regions, due to a skewed investment pattern favoring coastal areas. It is a policy priority for the Central Government to develop


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                  inland China, and therefore investments in this region are encouraged at the central level.

                           As such, the environment in areas such as Chengdu can
                  be more flexible. A case in hand was recounted to Virginia Kamsky by the Governor of Sichuan, Mr. Xiao Yang. Glaxo, the English pharmaceutical company, had been discussing a joint venture in Shanghai. After three years, with no results, the company turned to Chengdu as a location for their investment, and a joint venture was signed within three months.

                  (l) Dalian. Dalian, a coastal city in Liaoning Province, is a focus for Japanese and Korean investment in China. The area has a strong pharmaceutical base, with companies such as Japan Medical Supplies and Pfizer investing in the area. Furthermore, Dalian is a base for third country export for Japanese as well as South Korean companies. The superior quality of consumer items manufactured in this city, many destined for the Japanese and third country markets, has created a strong demand for high quality packaging products. Dalian, a major port city, is linked to Chin's eastern seaboard by boat, and to the northeast and northern China by train.

                  (m) It is notable that the coastal province of Shandong plays a similar role, particularly for Korean investors, as Dalian. A high level South Korean official related to KAI that over 10,000 South Korean consumer goods manufacturers have relocated to Shandong to take advantage of the opportunities, not only to access the Chinese domestic market, but also for third country trade.

         3.       MARKET ANALYSIS

                  (a) KAI will carry out a national survey consistent with KAI's past practices, focusing upon the areas listed above to help identity potential Shorewood customers, both domestic and international, in the high end consumer goods industry. KAI's market analysis will also cover the activities of key local and international competitors. KAI will source this information from available reference materials as well as from personal interviews with KAI's current and extensive industry and government contacts.

                  (b) In all of the foregoing locations, KAI shall identify the operations which are engaged in printing and packaging manufacturing for consumer products including, where available, information as to size, revenues, description of packaging and printing technology, samples of products, prices of products and principal customers. KAI will assess these and other entitles for their desirability as a joint venture partner and provide this and other necessary information to assist Shorewood in making the decision of to the structure of each investment, whether that be majority share joint venture or a 100% foreign owned.


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                  (c)     KAI shall promptly prepare and present a proposed
                  schedule for the upcoming visit of Shorewood executives in China. KAI would suggest that the trip encompass the three priority cities, i.e. Guangzhou, Shanghai and Tianjin. An alternative agenda might extend this schedule to include Dalian and Chengdu. During each of these stopovers, KAI will introduce Shorewood executives to key government officials in charge of both foreign investment and the printing and packaging industry, and potential joint venture partners or sponsors for Project(s).

                  (d) KAI will make all necessary arrangements to ensure the effectiveness of this trip. This will include full logistic and on ground support, including, where possible and if necessitated by severe traffic congestion, police escort.

         4.       Commitment of Personnel

                  (a) KAI will appoint a core team to work on Shorewood Project(s).

                  (b) However, given the urgency of the task at hand, KAI will set up several teams in the first instance to work in concert on the geographical areas listed above, i.e. Shanghai, Tianjin, Guangzhou, Chengdu and Dalian. The teams will be supervised by the Managing Director of KAI Beijing. The Managing Director will be responsible for consolidating information gathered so as to provide a comprehensive briefing on the basis of with Shorewood can make an informed decision.

                  (c) As Shorewood moves forward, the core team will continue to provide full and appropriate support. KAI will add to the team as KAI deems reasonably necessary. Furthermore, if necessary and subject to Shorewood's approval, KAI will assist Shorewood in identifying and recruiting experts and specialized support to assist Shorewood with the implementation of the investment strategy.

                  (d) All KAI executive staff in Beijing are bilingual in Chinese and English.

         5.       Project Registration and Contract Negotiation

                  (a) Once Shorewood has identified a Project or more than one Project(s), KAI shall work closely with Shorewood to provide the data required to make a decision. Upon making a decision to proceed on a particular Project(s), KAI shall coordinate with the Chinese joint venture partner or sponsor regarding project registration and shall provide full assistance on Shorewood's behalf, as required.

                  (b) KAI shall further assist with the preparation of a letter of intent, memorandum of understanding, a pre-feasibility study, if necessary, a formal contract, a feasibility study, and numerous other documents required for approval by the Foreign Investment Control Commission. A feasibility study, together with a binding contract and articles of association must be submitted to this body for approval ("Approval of the Project"). In addition, KAI will assist with any licensing


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                  permits, application for abatement or reduction of taxes and exemptions, or reduction of duties on imported equipment and raw materials, etc.

                  (c) KAI shall assist Shorewood throughout the approval process for the Project(s). KAI shall provide comprehensive logistical support throughout this period for Shorewood personnel, including assistance in the negotiation, preparation and execution of various documents. KAI's facilities in Beijing will be available to Shorewood's representatives.

         6.       Ongoing Support

                  (a) Upon commencement of the operation of Shorewood's Project(s), KAI shall continue to assist with the expansion of operations.

                  (b) KAI will further provide assistance with any operational issues that arise, including the identification of sources of raw materials, labor and equipment. With over 15 years experience in the China market, KAI is well positioned to assist with the establishment of accounting, billing and collection procedures, and will provide such assistance.

                  (c) KAI will utilize its comprehensive network in order to assist Shorewood with the identification of suitable management personnel.

         7.       Compensation

                  (a) KAI's compensation for the foregoing services shall be at the rate of Twenty-five Thousand ($25,000.00) Dollars per month, payable in advance, with the initial payment due as of January 1, 1996 and thereafter equal successive payments on each and every successive monthly anniversary date. Shorewood has paid, and KAI acknowledges receipt of, $75,000 representing monthly payments due hereunder through March 1, 1996. Compensation shall be prorated for partial months. KAI shall also be entitled to reimbursement of all reasonable out of pocket expenses (exclusive of KAI's administration and overhead, salaries, and similar expenses) incurred by KAI in carrying out the terms of this Agreement including first class air travel for KAI's managing director allocable to Shorewood's business.

                  (b) Prior to but not later than the "Approval of the Project(s)", whether by way of a joint venture, or a wholly-owned operation, or otherwise, Shorewood shall issue or cause to be issued to KAI a profit participation in the Project(s) ("Interest") at the percentage levels set forth on EXHIBIT A.

                  (c) If in Shorewood's good faith judgment, it is not feasible for Shorewood to grant the Interest at that time, Shorewood shall grant it at such a time that it is practicable but in no event later than the earlier of (i) a date not less than thirty (30) days prior to the sale of any interest in the Project(s) or (ii) the date that any Project


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                  commences commercial operations. In connection with the
                  issuance of the Interest, Shorewood and KAI or their Affiliates shall execute such documents and agreements necessary to evidence the issuance of the Interest and to assure compliance with state and federal securities laws and/or exemptions therefrom. By way of example, Shorewood and KAI may enter into a profit participation agreement containing terms not inconsistent with the terms of this Agreement. At Shorewood's election, the Interest may be in the form of non-voting, second class stock, common stock, with or without voting rights, or a participation in Net Profits (as herein defined) and a share in Shorewood's Profit Upon Sale Or Liquidation of its interest in the Project(s), or any other structure determined by Shorewood provided that the net effect to KAI is to irrevocably provide KAI with the percentage interest in Net Profits and Profit Upon Sale Or Liquidation, at the levels described above.

                  (d) For purposes of calculating KAI's share of Net Profits, Net Profit shall mean "Gross Sales" (as herein defined) from all Project(s) less all direct "Costs" incurred in generating those sales (which costs shall exclude any depreciation on Shorewood's "Invested Capital" or "Capital Costs", as defined below) including, without limitation, the cost of labor and material used in the manufacture of Shorewood's product; marketing, sales and promotional expenses and a reasonably proportionate share of Shorewood's interest expense, depreciation on fixed assets acquired with Net Profits, income taxes incurred in connection with Project(s), overhead and administrative expenses for each fiscal year. All of the foregoing shall be allocated and assigned by Shorewood in accordance with its normal and customary administrative and accounting practices as the same shall be applied and implemented from time to time, which practices shall e in accordance with U S. generally accepted accounting principles. If in any fiscal year there is a loss (Costs in excess of Gross Sales), losses shall be accrued and netted against future Net Profits on a dollar for dollar basis until fully absorbed in subsequent years. If at the time of sale or liquidation of KAI's Interest such losses have not been fully absorbed, such losses shall be deducted from any distribution to KAI of Profit Upon Sale or Liquidation, or if Shorewood is acquiring KAI's interest the accumulated loss, if any, may be deducted from the purchase price; provided, however, that such losses shall not be deducted from any distribution to KAI if Shorewood is matching an offer to KAI, pursuant to Section 1 of Exhibit A hereto. KAI shall have no personal liability for any Costs, accumulated losses or liabilities incurred by Shorewood in connection with the operation of the Project(s), whether or not any losses are fully absorbed by Net Profits. For purposes hereof, "Gross Sales" shall mean all revenues from the sale of product from all Project(s), less all returns, costs of collection, rebates or other credits or consideration given by Shorewood to its customers in the ordinary course of business. For purposes hereof, "Invested Capital" means Shorewood's aggregate cash investment in Project(s) from time to time, whether such investment takes the form of cash contributions or loans from Shorewood or its Affiliates.

                           Notwithstanding anything to the contrary in this
                  Agreement, in making any calculations of costs pursuant to this paragraph, any inter-corporate or other charges


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                  or transactions among Shorewood and its Affiliates (such as transfer pricing among subsidiaries or inter-corporate loans) shall be determined by Shorewood in the first instance as if the entities involved were dealing on the open market on an arm's length basis.

                           For the purpose of calculation of KAI's share of
                  Profit Upon Sale or Liquidation, Profit Upon Sale or Liquidation (i) shall mean Shorewood's profit then it sells, disposes of, liquidates, transfers, assigns or otherwise disposes of any portion of its interest in any Project (whether such interest is in the form of stock, partnership interest or otherwise) and (ii) shall mean the cumulative net proceeds realized by Shorewood from such sale(s), liquidation(s) or other disposition(s), after retirement of applicable debt and expenses related to the transaction or transactions, together with interest on any notes received by Shorewood upon the sale of the Project(s), less all of Shorewood's direct start-up costs and capital expenditures made in connection with all Project(s), including without limitation, the cost of land, buildings, construction costs, construction labor, construction interest, manufacturing, office or other equipment, permits, licenses or approvals, architects, contributions of working capital, engineers, attorneys and other professionals and consultants, including fees and expenses paid to KAI pursuant to Paragraph 7 (a) above (all of the foregoing defined as "Capital Costs"). Net Profits reinvested in the Project(s), if any, are specifically excluded from Capital Costs. In the event Shorewood sells less than its entire interest in the Project(s) in an offering of securities, whether public or private, and Shorewood retains an interest in the Project(s), the amount received by KAI in connection with such sale shall only be charged with that portion of Shorewood's cost recovery, bearing the same percentage as the interest sold by Shorewood bears to the entirety of enterprise.

                           It is the intent of the parties that "Costs" and
                  "Capital Costs" shall not include or double-count the same items.

                           In the event Shorewood obtains financing on any
                  Project(s) and distributes all or any part of the net proceeds of such financing as a dividend or otherwise, KAI shall receive a distribution in an amount calculated by multiplying KAI's percentage Interest by the total amount to be distributed to Shorewood as a dividend.

                           The entity which owns the Project(s) shall use such
                  fiscal year as Shorewood shall determine in its sole discretion. Distributions of Net Profits, if any, shall be made at such times, if at all, that Shorewood shall determine in its sole discretion.

                  (e) The transfer of the Interest shall be subject to the provisions set forth on Exhibit A attached hereto and applicable state and federal securities laws. Notwithstanding the Approval of the Project(s) or the issuance of the Interest, Shorewood may postpone, delay, terminate or abandon the Project(s) at any time in its sole and absolute discretion subject however to Shorewood's obligation, if any,


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                  to pay KAI any compensation earned through the date of
                  termination and the compensation described in the next paragraph below.

                  (f) In the event of the termination of this Agreement by Shorewood without good cause or by KAI for good cause, those compensation provisions relating to the granting to KAI of the Interest shall continue and be earned to the extent that Shorewood enters into Project(s) in China within 30 months from the date of this Agreement or twelve (12) months from the termination of this Agreement, if the Agreement is extended pursuant to Paragraph 8(a), whichever is later. Notwithstanding the preceding sentence, in the event of the termination of this Agreement by Shorewood, with or without good cause, within three (3) months of the date hereof, those compensation provisions relating to the granting to KAI of the Interest shall continue and be earned to the extent that Shorewood enters into Project(s) in China within 30 months from the date of this Agreement, provided KAI has specifically identified and/or contributed material services and/or such services materially contributed or lead to the consummation by Shorewood of the joint venture, wholly-owned operation or other arrangements respecting the Project(s). For purposes of this Agreement, Shorewood will be deemed to have entered into a Project(s) at such time that any Project is constructed, permitted, staffed, equipped and stocked such that there are no conditions or impediments to the commencement of commercial operations beyond Shorewood's reasonable control. Without limiting Shorewood's remedies following a breach of contract by KAI, any Interest previously earned by KAI, or to which KAI is entitled hereunder, shall not be forfeited solely because of the termination of this Agreement by Shorewood for cause.

         8.       Term

                  (a) The term of this Agreement shall be eighteen (18) months from the date hereof, provided however Shorewood shall have the right to extend this Agreement for three, six-month increments upon written notice given not less then thirty days prior to the expiration of this Agreement as the same may be extended from time to time.

                  (b) Notwithstanding the foregoing, KAI may terminate this Agreement without cause upon ninety (90) days written notice to Shorewood and Shorewood may terminate this Agreement without cause upon thirty (30) days written notice to KAI.

                  (c) This Agreement can be terminated by Shorewood or KAI, without penalty, for good cause, at any time during the Term upon fifteen (15) days' prior written notice from one party to the other setting forth the reason for termination for cause; provided however, that in the case KAI or Shorewood as the case may be, shall have fifteen (15) days from receipt of such written notice to cure the cause set forth in such written notice as being the reason for such termination. In the event that such cause cannot be cured within such fifteen
                  (15) days, the cause shall be deemed cured if the defaulting party immediately commences the cure upon receipt of the written notice


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                  and diligently prosecutes such cure to completion. For
                  purposes hereof, "good cause" shall mean a material breach of this Agreement, including but not limited to poor performance of KAI or failure by Shorewood to pay amounts due hereunder. However, it is understood by Shorewood that China is a developing nation, subject to certain inherent political and economic instability. Accordingly, nothing stated or implied herein shall be construed as a guaranty or assurance by KAI that any particular Shorewood goals or objectives can or will be met, and KAI shall be entitled to all compensation otherwise payable hereunder, even if Shorewood does not meet its goals or objectives, or political or other prevailing conditions render such goals impossible or not feasible, as long as KAI is using its reasonable best efforts on Shorewood's behalf and otherwise performs its obligations contained in this Agreement. Performance is to be judged by reference to facts and circumstances existing at the time. Any dispute as to whether good cause exists to terminate this Agreement or whether such default has been cured, shall be determined by arbitration consistent with the arbitration provisions of this Agreement.

                  (d) Upon expiration of the term or earlier termination as provided in this Paragraph, KAI shall deliver to Shorewood all reports, studies, approvals and other documents related to the Project(s) in KAI's possession. KAI may retain copies of all such items for its records.

         9.       Director Designation

                           During the period in which KAI owns an Interest in
                  the Project(s), Shorewood, at KAI's request, shall elect Virginia A. Kamsky or her designee as a member of the board of directors of the Project(s) (or similar governing body), provided there is a board of directors (or similar governing body) of the entity which owns the Project(s). Any designee of Virginia A. Kamsky must be acceptable to Shorewood and nothing herein shall limit Shorewood's right to determine the number of board members.

         10.      Miscellaneous

                  (a) KAI's services rendered in fulfillment of the terms and obligations of this Agreement shall be as an independent contractor and not as agent, employee, partner, or joint venturer. KAI shall not represent itself to third persons to be other than Shorewood' s independent contractor, nor shall KAI offer or agree to incur or assume any obligations or commitments for or in the name of Shorewood.

                  (b) KAI shall maintain the confidentiality of all proprietary information obtained from Shorewood or obtained in the course of providing services to Shorewood, connected with and arising out of or pertaining to Shorewood's business except that information which has been actually disclosed to the public by Shorewood in the ordinary course of its business such as its annual reports or quarterly filings with the SEC or such information that is disclosed through no fault of KAI, is disclosed by


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
                  a person whom KAI does not know to be subject to any confidentiality agreement, or is disclosed pursuant to any statute, law, rule, regulation, judgment, order, decree, edict or the like.

                  (c) During the term of this Agreement (as such term may be shortened or extended pursuant to the terms of this Agreement) and (if KAI has been issued an Interest hereunder during such term) for a period of two (2) years after KAI disposes of the Interest, KAI and its sole shareholder, Virginia Kamsky, shall not represent or perform any services for any company or person whose services or products manufactured and/or sold are competitive with Shorewood's business of manufacturing folding cartons, consumer packaging and printed materials; provided, however, that (i) KAI's current or future services in providing general economic and China-related advice to Westvaco shall not be considered a breach of this provision, provided such services rendered to Westvaco do not expand to assisting or advising Westvaco in areas that could reasonably be deemed to be competitive with Shorewood's business described above and (ii) the non-competition provisions of this paragraph shall in no event apply if this Agreement has been terminated without cause by Shorewood or Shorewood has breached the terms of this Agreement. If Shorewood has not issued an Interest to KAI hereunder during the term of this Agreement (as such term may be shortened or extended pursuant to the terms of this Agreement), the foregoing non-competition provision shall apply only for a period of one year following the end of such term; provided, however, that if Shorewood issues an Interest to KAI in a bona fide Project during such one-year period, then the foregoing non-competition provision shall be effective for a period of two years after KAI disposes of such Interest.

                  (d) In the performance of the services contemplated by this Agreement, KAI and Shorewood, their principals and employees shall comply with all applicable federal, state and local laws and regulations, including without limitation, the Foreign Corrupt Practices Act, the provisions of which will be incorporated herein by reference as if fully set forth herein. KAI and Shorewood and their respective employees shall also comply with all applicable laws and regulations of China and other government authorities therein.

                  (e) In the event of a dispute or controversy under this Agreement the parties shall promptly submit the dispute or controversy to arbitration, to be conducted in accordance with the commercial rules and regulations of the American Arbitration Association. Any such arbitration shall be conducted in the City and County of New York before a single arbitrator selected in accordance with the commercial rules and regulations of the American Arbitration Association. The determination by the arbitrator shall be final and binding and may be entered as a final judgment by the parties with any judge having the jurisdiction thereof. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed entirely therein. The arbitrator shall have the power to award the prevailing party its reasonable costs incurred in connection with the arbitration (including, without limitation, the cost of experts and the arbitrator) and attorney fees.

                  (f) Any notice, report or writing required or permitted to be given hereunder shall be in writing and shall be served by delivering the same personally either to the other party, or to the agents, officers or other representatives thereof hereinbelow designated, if any, or by depositing the notice, contained in a sealed envelope, postage prepaid, in the United States Postal System as registered or certified mail, with return receipt requested or by reputable overnight courier such as Federal Express or by electronic facsimile transmission ("Fax"). Any and all such notices shall be delivered to the parties at their respective addresses or Fax numbers specified as follows:

                                    If to Shorewood:

                                    Shorewood Packaging Corporation
                                    277 Park Avenue
                                    New York, New York 10172-0124
                                     Attention:  President
                                    Fax Number: (212) 223-3815

                                    If to KAI:

                                    Kamsky Associates, Inc.
                                    2 Park Avenue
                                    Manhasset, New York 11030-2442
                                     Attention:  Managing Director
                                    Fax Number: (212) 319-0200

                      Any such notice deposited in the mail shall be
                  conclusively deemed delivered to and received by the addressee seventy-two (72) hours after the deposit in the mail or one business day after delivery to the overnight courier or one business day after the Fax transmission, if all of the foregoing conditions of notice shall have been satisfied and if such notice shall at the time of mailing or delivery have been contained in an envelope or wrapper addressed to the party at the address above, or in the case of a Fax, shall be preceded by a Fax cover sheet correctly setting forth the name and Fax number of the intended recipient. Any party hereto may change its address or Fax Number for the purposes of this paragraph by giving such other party notice, as provided for herein, of the new address or Fax Number.

                  (g) This Agreement is for the sole benefit of and shall be binding upon the parties hereto, their respective heirs, successors and assigns, and no other person or entity shall be entitled to rely upon or receive any benefit from this Agreement or any term hereof.

                  (h) This Agreement and the exhibits attached hereto which are hereby made a part hereof embody the entire Agreement of the parties regarding the subject matter hereof. All prior negotiations and representations are merged herein. This Agreement may not be altered or modified, except by an instrument in writing signed by both parties (which may be in counterpart); nor may any provision be waived by a party unless in writing signed by such party.

                  (i) Neither party may assign its rights or delegate the performance of its obligations without the prior written consent of the other, except to an "Affiliate". For purposes hereof an Affiliate shall mean an entity or person controlling, controlled by, or under common control with a party. No such assignment or delegation shall relieve the assignor of its obligations. Without limiting the foregoing provisions of this paragraph, any acquirer of any Project, or of control thereof, shall be bound by the payment provisions of this Agreement to the extent KAI's Interest was not sold or liquidated in connection with such acquisition.

         IN WITNESS WHEREOF the parties hereto have set their hands hereto effective the date first above written.


KAMSKY ASSOCIATES, INC.                   SHOREWOOD PACKAGING
                                          CORPORATION
By: /s/ Virginia Kamsky                    By: /s/ Howard Liebman
   --------------------------------           --------------------------------
   Virginia Kamsky, President                 Howard Liebman,
                                              Executive Vice President

                                    EXHIBIT A
                                    ---------


         The Interest if and when issued to KAI may be disposed of as follows:

         1. In the event that a bona fide written offer has been received by KAI to purchase its Interest, Shorewood shall be notified in writing by KAI, within five (5) days of the receipt of such offer, of the terms thereof. Shorewood shall thereafter have fifteen (15) business days within which to match such offer upon substantially identical terms contained in the offer by notifying KAI in writing to that effect. If matched, Shorewood shall purchase the Interest within thirty (30) days of its acceptance by the payment in U.S. Dollars required thereunder by making payment to KAI at the address as herein set forth. If Shorewood's matching right has expired, KAI shall be able to sell the Interest upon terms and conditions not more favorable to the offeror than the terms of the aforementioned offer within sixty (60) days thereafter and if not consummated within such sixty (60) day period then the Interest may not be sold by KAI except in the manner hereinabove set forth. In all events Shorewood has the right to disapprove of a sale of the Interest or any portion thereof to any person whom Shorewood, in good faith, considers to be a competitor of Shorewood's. Nothing herein shall preclude KAI from transferring all or any part of its Interest to any Affiliate or principal of KAI.

         2. All but not some of the Interest may be "put" by KAI to Shorewood after KAI has held the same for at least three (3) years after the Project(s) produces its first commercial product and the purchase price for the Interest to be paid by Shorewood shall be determined as follows:

             (a) if the Interest is common stock or any other security and if any shares of common stock of the Project(s) or other security are being traded publicly then the purchase price per share shall be the average selling price per share of such stock at the end of each of the thirty (30) days preceding the written offer to Shorewood, or

             (b) in all other cases not covered by Paragraph 2(a) above, then at a purchase price per share or unit on the date upon which Shorewood shall have received KAI's offer to sell, determined by an internationally recognized investment banker who has been mutually selected by KAI and Shorewood within thirty (30) days of the receipt of such offer by KAI. In all other cases not covered by Paragraph 2(a) above, and if such banker has not been selected by the parties, then such investment banker shall be selected by the American Arbitration Association located in New York City upon the application of either party with both parties sharing equally in any expenses thereof. Absent fraud or similar wrongdoing, the determination of the investment banker shall be final and shall be enforceable in accordance with paragraph 10(b) of this Agreement. Payment in U.S. Dollars to KAI shall be promptly made upon the determination of the purchase price per share of such Interest and the release and assignment of the interest by KAI. In making such determination, the investment banker shall not take into account any discount for KAI's minority interest, for the illiquidity of such interest, or similar considerations.

         3. In the event that Shorewood has accepted an offer to sell any or all of its equity in the Project(s), Shorewood shall promptly notify KAI in writing of the written terms thereof and KAI shall have the right to include its Interest in such sale in the same proportion that the equity to be sold by Shorewood bears to the total equity of the Project(s). KAI must notify Shorewood in writing, within ten (10) days after written notice of the intended sale, that it desires to include its Interest, to the extent of the aforementioned proportion, in the sale thereof; otherwise, it shall have no further right to have its Interest sold.

         4.    KAI's profit percentage shall be at the following levels:



     AGGREGATE INVESTED CAPITAL IN
   PROJECT(S) (NOT INCLUSIVE OF LOANS
    FROM UNRELATED THIRD PARTIES, IN                  KAI PROFIT INTEREST
           MILLIONS OF U.S.$)                             (PERCENTAGE)
----------------------------------------          ---------------------------

              up to 24.99                                    5.0
               25 - 29.99                                    4.75
               30 - 34.99                                    4.50
               35 - 39.99                                    4.25
               40 - 44.99                                    4.0
               45 - 49.99                                    3.75
               50 - 54.99                                    3.50
               55 - 59.99                                    3.25
               60 - 64.99                                    3.0
               65 - 74.99                                    2.75
               75 - 84.99                                    2.50
               85 - 94.99                                    2.25
              95 and above                                   2.0


         5. KAI's profit percentage for any given Project shall be determined by reference to the above chart in Paragraph 4 of this Exhibit, based upon the aggregate capital investment by Shorewood in China (as to which KAI has been issued an interest) as of the date of the issuance of the Interest relating to the Project.